UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 1-34598

IFM INVESTMENTS LIMITED

26/A, East Wing, Hanwei Plaza

No.7 Guanghua Road, Chaoyang District

Beijing, 100004

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     )

The information contained in this Report of Foreign Private Issuer on Form 6-K is filed herewith and is incorporated by reference into the Registration Statement of the registrant on Form F-3 (Registration No. 333-169541) filed on May 24, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Unaudited Interim Condensed Consolidated Financial Statements of the Company	F-1

Signatures

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are providing our results of operations for the six months ended June 30, 2011, as compared to our results of operations for the six months ended June 30, 2010, and our management’s discussion and analysis of our financial condition and results of operations for the above periods.  This information is being incorporated by reference to our Registration Statement on Form F-3 (File No. 333-169541) dated May 24, 2011. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this report of the foreign private issuer on Form 6-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” in our Registration Statement on Form F-3 (File No. 333-169541) dated May 24, 2011.

Results of Operations

The following table sets forth a summary of our unaudited consolidated results of operations for the periods indicated.

	For the Six Months Ended June 30,
	2010	2011	2011
	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Revenue
Net revenues	222,683	305,812	47,314
Costs and Expenses
Commissions and other agent related costs	(133,953)	(220,062)	(34,047)
Operating costs	(82,768)	(147,293)	(22,788)
Selling, general and administrative expenses	(75,698)	(106,823)	(16,527)
Total costs and expenses	(292,419)	(474,178)	(73,362)
Loss from operations	(69,736)	(168,366)	(26,048)
Interest income	2,356	4,129	639
Other income	5,391	2,086	323
Foreign currency exchange loss	(2,692)	(3,769)	(583)
Loss before income tax and share of associates’ losses	(64,681)	(165,920)	(25,669)
Income tax	(2,586)	(2,416)	(374)
Share of associates’ (losses) income	(151)	913	141

Net loss	(67,418)	(167,423)	(25,902)

Non-controlling interest	911	1,341	207
Net loss attributable to IFM Investments Limited	(66,507)	(166,082)	(25,695)

(1)                                  Translations of amounts from RMB into US$ as of and for the period ended June 30, 2011, are solely for the convenience of the reader and were made at a rate of RMB6.4635 to US$1.00 which is the noon buying rate on June 30, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board.

Selected financial information and operational data relating to each of our business lines is set forth below for the periods indicated:

	For the Six Months Ended June 30,
	2010	2011
	(RMB)’000	(RMB)’000	(US$)’000
	(except for numbers)
Company-owned brokerage services
Net revenues	199,504	260,151	40,249
Average number of operating sales offices(2)	366	592	592
Average monthly net revenues per operating sales office	90.8	73.2	11.3
Mortgage management services
Net revenues	13,410	12,412	1,920
Loan amount of referred mortgages	2,527,506	1,389,837	215,029
Franchise services
Net revenues	9,702	16,193	2,505
Number of regional sub-franchisors as of period end	29	28	28
Primary and commercial services
Net revenues	67	16,862	2,609
Aggregate gross floor area of properties sold (in thousand square meters)	1	67	67

(2)  Equals the sum of the number of operating sales offices that existed at the end of each month in the applicable period, divided by the number of months in such period.

Net revenues. Our net revenues increased by RMB83.1 million, or 37.3%, from RMB222.7 million for the six months ended June 30, 2010 to RMB305.8 million (US$47.3 million) for the six months ended June 30, 2011. The increase was primarily due to the expansion of Century 21 China Real Estate’s company-owned store network, increased per-store productivity (sequentially) and, to a lesser extent, increased revenue from our franchise services. The Company entered into two new regional sub-franchise agreements in the six months ended June 30, 2011.

Company-Owned Brokerage Services. Net revenues from our company-owned brokerage services increased by RMB60.7 million, or 30.4%, from RMB199.5 million for the six months ended June 30, 2010 to RMB260.2 million (US$40.3 million) for the six months ended June 30, 2011. This increase was primarily due to a significant increase in the transaction volume completed by our company-owned brokerages. Specifically, the number of sale and purchase transactions we brokered increased by 41.6% from 4,987 for the six months ended June 30, 2010 to 7,060 for the six months ended June 30, 2011. The number of our company-owned sales offices increased to 592 for the six months ended June 30, 2011 from 366 for the six months ended June 30, 2010. An additional average 19 company-owned sales offices were temporarily closed in the six months ended June 30, 2011. As a result of the foregoing, our average monthly net revenues per operating sales office decreased to RMB73,200 (US$11,325) for the six months ended June 30, 2011 from approximately RMB90,800 for the same period in 2010.

Mortgage Management Services. Revenues from our mortgage management services decreased by RMB1.0 million, or 7.5%, from RMB13.4 million for the six months ended June 30, 2010 to RMB12.4 million (US$1.9 million) for the six months ended June 30, 2011, primarily due to a decline in the total volume of mortgages from RMB2.5 billion for the six months ended June 30, 2010 to RMB1.4 billion (US$216.6 million) for the period ended June 30, 2011.

Franchise Services. Revenues from our franchise services increased by RMB6.5 million, or 67.0%, from RMB9.7 million for the six months ended June 30, 2010 to RMB16.2 million (US$2.5 million) for the six months ended June 30, 2011. This was primarily due to an increase in the initial franchise fees recognized, as a result of entering into sub-franchise agreements with two new regional sub-franchisors in the six months ended June 30, 2011.

Primary and Commercial Services.   During the six months ended June 30, 2011, we generated RMB16.9 million (US$2.6 million) in revenues from our primary and commercial services business unit, representing 5.5% of our total net revenues.  The revenues from our primary and commercial services primarily consisted of commissions generated through the sale of approximately 66,815m2 Gross Floor Area, or GFA, of new homes and revenues from consulting services provided on several new commercial development projects.

Commissions and other agent related costs. Our commissions and other agent related costs accounted for 60.2% and 72.0% of our net revenues for the six months ended June 30, 2010 and 2011, respectively, and increased by RMB86.0 million, or 64.2%, from RMB134.0 million for the six months ended June 30, 2010 to RMB220.0 million (US$34.0 million) for the six months ended June 30, 2011. The increase was mainly attributable to a RMB76.9 million net increase in costs associated with our company-owned brokerage services. This net increase was primarily due to an increase in non-commission, payroll and benefit expenses for our sales professionals as a result of the increase in the number of company-owned sales offices and sales professionals for the six months ended June 30, 2011. The increase in our commission and other agent related costs was also attributable to a RMB8.1 million increase in cost associated with our primary and commercial business unit resulting from the sale of approximately 68,833 square meters GFA of new homes and consulting fees earned on advising developers on some new commercial real estate projects for the six months ended June 30, 2011.

Operating costs. Our operating costs accounted for 37.2% and 48.2% of net revenues for the six months ended June 30, 2010 and 2011, respectively and increased by RMB64.5 million, or 77.9%, from RMB82.8 million for the six months ended June 30, 2010 to RMB147.3 million (US$22.8 million) for the six months ended June 30, 2011. The overall increase was primarily attributable to a RMB36.2 million increase in sales office rental costs mainly due to an increase of 226 average company-owned operating sales offices and a RMB25.6 million increase in other sales office related costs such as utilities and telecommunications, and depreciation and amortization expenses.

Selling, general and administrative expenses. Our selling, general and administrative expenses accounted for 34.0% and 34.9% of net revenues for the six months ended June 30, 2010 and 2011, respectively, and increased by RMB31.1 million, or 41.1%, from RMB75.7 million for the six months ended June 30, 2010 to RMB106.8 million (US$16.5 million) for the six months ended June 30, 2011, primarily due to a RMB12.7 million increase in non-sales payroll costs and a RMB20.1 million increase in marketing expenses.

Interest income. Our interest income increased by RMB1.7 million, or 70.8%, from RMB2.4 million for the six months ended June 30, 2010 to RMB4.1 million (US$0.6 million) for the six months ended June 30, 2011, mainly due to higher benchmark interest rate of china’s central bank.

Foreign currency exchange loss. Our foreign currency exchange loss increased by RMB1.1 million, or 40.7%, from RMB2.7 million for the six months ended June 30, 2010 to RMB3.8 million (US$0.6 million) for the six months ended June 30, 2011 as a result of the appreciation of the RMB against the US dollar .

Net Income (loss). As a result of the foregoing, we had a net loss of RMB167.4 million (US$25.9 million) for the six months ended June 30, 2011, as compared to a net loss of RMB67.4 million for the six months ended June 30, 2010.

Our Liquidity and Capital Resources

Through June 30, 2011, our principal sources of liquidity were cash generated from operating activities and proceeds from our initial public offering of our ordinary shares in the form ADSs. Our net cash used in operating activities was RMB55.3 million and RMB162.4 million (US$25.1 million) for the six months ended June 30, 2010 and 2011, respectively. Our accumulated deficit was RMB301.9 million and RMB467.9 million as of December 31, 2010 and June 30, 2011, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less. Our cash in bank time deposits consists of time deposits with banks with maturities of more than three months and less than one year. On January 28, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. We expect to utilize a portion of our cash on hand to open and acquire company-owned sales offices in selected new markets as we grow our network of company-owned brokerage services. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with existing cash balances.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under relevant PRC laws, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2010	2011	2011
	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(55,327)	(162,439)	(25,132)
Net cash used in investing activities	(18,343)	(65,900)	(10,196)
Net cash (used in) provided by financing activities	550,390	(4,778)	(739)

Effects of foreign exchange rate changes on cash and cash equivalents	(2,429)	(3,648)	(564)
Net increase (decrease) in cash and equivalents	474,291	(236,765)	(36,631)
Cash and cash equivalents at the beginning of the period	334,589	520,647	80,552
Cash and cash equivalents at the end of the period	808,880	283,882	43,921

Operating Activities

Our operating activities primarily comprise our company-owned brokerage services, mortgage management services, franchise services and primary and commercial services. The timing of when we collect our fees on all of the business lines may differ from when we recognize revenue, which may result in significant changes in certain of our related balance sheet items such as deferred revenue and accounts receivable.

For the six months ended June 30, 2011, cash used in operating activities amounted to RMB162.4 million (US$25.1 million), primarily attributable to RMB167.4 million (US$25.9 million) of net loss during the period.

For the six months ended June 30, 2010, cash used in operating activities amounted to RMB55.3 million, primarily attributable to RMB67.4 million of net losses during the period and a decrease of RMB30.2 million in accrued expenses and other current liabilities due to a decrease in commission and other agent related costs, operating costs and selling, general and administrative expenses. These decreases were partially offset by a decrease of RMB36.1 million in accounts receivables primarily due to a decrease in sales volume in both company owned brokerage services and mortgage management services.

Investing Activities

Our investing activities primarily relate to our purchases of property and equipment, placement and uplift of matured time deposits and providing entrusted and consumer loan services.

Net cash used in investing activities significantly increased from RMB18.3 million for the six months ended June 30, 2010 to RMB65.9 million (US$10.2 million) for the six months ended June 30, 2011 primarily due to placement and uplift of matured time deposits and providing entrusted and consumer loan services.

Financing Activities

Our financing activities primarily consist of cash used in share repurchases and proceeds from net repayments of third-party deposits.

Net cash used in financing activities amounted to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2011, primarily due to RMB14.8 million (US$2.3 million) of share repurchases, partially offset by RMB8.4 million (US$1.3 million) in net repayments of third-party deposits.

Net cash provided by financing activities amounted to RMB550.4 million for the six months ended June 30, 2010, including gross proceeds of RMB557.5 million from the Company’s initial public offering on January 28, 2010.

Off-Balance Sheet Commitments and Arrangements

As is customary in the mortgage management industry in Beijing, we provided interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months. The fair value of the interim guarantees as of December 31, 2010 and June 30, 2011 was immaterial.

If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

 Under certain PRC rules, the maximum financed portion of the purchase price of a property is generally around 70%, which helps reduce our risk exposure. To further mitigate our risk exposure, we conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications.

The contingent guarantee obligation in connection with our provision of interim guarantees decreased from RMB70.9 million as of June 30, 2010 to RMB0.9 million (US$0.1 million) as of June 30, 2011. This decrease was primarily due to certain regulatory changes in mortgage loan requirements during the first half year of 2010, which no longer required interim guarantee services before mortgage loans are released. We have not experienced any losses associated with our interim guarantees.

Other than the contingent liabilities discussed above and the obligations set forth in the preceding section We have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The revised guidance does not require additional fair value measurements and does not intend to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on the “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance should be applied retrospectively and effective for interim or annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. This guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance is applicable for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

IFM INVESTMENTS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2010 and June 30, 2011

(In thousands, except for par value)

	December 31,	June 30,	June 30,
	2010	2011	2011
	RMB	RMB	US$
			(Note 2(a))
ASSETS
Current assets:
Cash and cash equivalents	520,647	283,882	43,921
Cash in bank-time deposits	120,000	139,415	21,569
Restricted cash	32,498	22,734	3,517
Accounts receivable, net	50,599	60,377	9,341
Loans receivable, net	12,732	32,834	5,080
Amounts due from related parties	1,710	170	26
Prepaid expenses and other current assets	55,096	59,104	9,144
Total current assets	793,282	598,516	92,598
Non-current assets:
Equity investments	6,210	7,123	1,102
Property and equipment, net	78,330	81,509	12,611
Intangible assets, net	34,888	98,779	15,283
Goodwill	16,607	145,312	22,482
Other non-current assets	29,225	29,574	4,576
Total assets	958,542	960,813	148,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,397	12,315	1,905
Accrued expenses and other current liabilities	163,036	185,990	28,776
Amounts due to related parties	261	266	41
Deferred revenue	9,032	7,817	1,209
Total current liabilities	189,726	206,388	31,931
Long-term deposits payable	13,316	13,440	2,079
Contingent consideration payable	—	69,943	10,821
Deferred tax liabilities	1,803	18,028	2,789
Total liabilities	204,845	307,799	47,620
Redeemable non-controlling interest	—	67,321	10,416

Commitments and contingencies (Note 13)

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2010 and June 30, 2011, respectively; 608,793 and 690,153 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	4,533	5,088	787
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010; none outstanding as of June 30, 2011)	550	—	—

Treasury stock (US$0.001 par value, 14,477 and 8,002 Class A ordinary shares repurchased, as of December 31, 2010 and June 30, 2011, respectively)	(25,824)	(42,148)	(6,521)
Additional paid-in capital	1,072,079	1,074,757	166,281
Statutory reserves	5,595	5,595	866
Accumulated deficit	(301,865)	(467,947)	(72,398)
Total IFM Investments Limited shareholders’ equity	755,068	575,345	89,015
Non-controlling interest	(1,371)	10,348	1,601
Total shareholders’ equity	753,697	585,693	90,616
Total liabilities, redeemable non-controlling interest and shareholders’ equity	958,542	960,813	148,652

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IFM INVESTMENTS LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2010 and 2011

(In thousands, except per share data)

	For the six months ended June 30,
	2010	2011	2011
	RMB	RMB	US$
			(Note 2(a))

Net revenue	222,683	305,812	47,314

Costs and expenses:
Commissions and other agent related costs	(133,953)	(220,062)	(34,047)
Operating costs	(82,768)	(147,293)	(22,788)
Selling, general and administrative expenses	(75,698)	(106,823)	(16,527)
Total costs and expenses	(292,419)	(474,178)	(73,362)
Loss from operations	(69,736)	(168,366)	(26,048)
Interest income	2,356	4,129	639
Other income	5,391	2,086	323
Foreign currency exchange loss	(2,692)	(3,769)	(583)
Loss before income tax and share of associates’ losses	(64,681)	(165,920)	(25,669)
Income tax	(2,586)	(2,416)	(374)
Share of associates’ (losses) income	(151)	913	141
Net loss	(67,418)	(167,423)	(25,902)
Non-controlling interest	911	1,341	207
Net loss attributable to IFM Investments Limited	(66,507)	(166,082)	(25,695)

Net loss per share, basic	(0.11)	(0.25)	(0.04)
Net loss per share, diluted	(0.11)	(0.25)	(0.04)
Shares used in calculating net loss per share, basic	622,770	668,920	668,920
Shares used in calculating net loss per share, diluted	622,770	668,920	668,920

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IFM INVESTMENTS LIMITED

Unaudited Interim Consolidated Statements of Shareholders’ (Deficit) Equity for the six months ended June 30, 2010 and 2011

(In thousands)

	IFM Investments Limited Shareholders’ (Deficit) Equity								Total
	Ordinary Shares		Treasury stock		Additional Paid-in	Statutory	Accumulated	Non- controlling	Shareholders’ (Deficit)
	Shares	Amount RMB	Shares	Amount RMB	Capital RMB	Reserves RMB	Deficit RMB	Interests RMB	Equity RMB

Balance as of December 31, 2009	260,000	2,152	—	—	—	1,173	(135,205)	56	(131,824)

Issuance of ordinary shares upon initial public offering	187,312	1,279	—	—	535,889	—	—	—	537,168
Net loss	—	—	—	—	—		(162,238)	(1,462)	(163,700)
Issuance of ordinary shares upon exercise of share options	3,142	21	—	—	2,643	—	—	—	2,664
Share-based compensation	—	—	—	—	16,860	—	—	—	16,860
Establishment of subsidiaries	—	—	—	—	—	—	—	35	35
Accretion of convertible redeemable preferred shares	—	—	—	—	(1,213)	—	—	—	(1,213)
Conversion of convertible redeemable preferred shares	238,842	1,631	—	—	517,900	—	—	—	519,531
Appropriation to statutory reserves	—	—	—	—	—	4,422	(4,422)	—	—
Share repurchases	—	—	(14,477)	(25,824)	—	—	—	—	(25,824)

Balance as of December 31, 2010	689,296	5,083	(14,477)	(25,824)	1,072,079	5,595	(301,865)	(1,371)	753,697

Net loss	—	—	—	—	—		(166,082)	(1,477)	(167,559)
Issuance of ordinary shares upon exercise of share options	854	5	—	—	578	—	—	—	583
Share-based compensation	—	—	—	—	2,100	—	—	—	2,100
Establishment of subsidiaries	—	—	—	—	—	—	—	13,196	13,196
Share repurchases	—	—	(8,002)	(16,324)	—	—	—	—	(16,324)

Balance as of June 30, 2011	690,150	5,088	(22,479)	(42,148)	1,074,757	5,595	(467,947)	10,348	585,693

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IFM INVESTMENTS LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2011

(In thousands)

	For the Six Months Ended June 30,
	2010	2011	2011
	RMB	RMB	US$
			(note 2(a))
Cash flows from operating activities:
Net loss	(67,418)	(167,423)	(25,903)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	9,760	16,638	2,574
Allowance for doubtful accounts	4,286	4,935	764
Effects of foreign currency exchange loss	2,692	3,769	583
Share-based compensation	11,622	2,100	325
Share of associates’ losses (income)	151	(913)	(141)
Deferred tax liabilities	(14)	(197)	(30)
Loss on disposal of property and equipment	655	4,275	661
Changes in operating assets and liabilities:
Accounts receivable	36,086	(14,713)	(2,276)
Prepaid expenses and other current assets	(18,850)	(6,468)	(1,001)
Other non-current assets	(4,670)	(349)	(54)
Accounts payable	1,382	(689)	(107)
Accrued expenses and other current liabilities	(30,230)	(2,011)	(311)
Deferred revenue	(718)	(1,215)	(188)
Interest arising from entrusted loans	—	(302)	(47)
Long-term deposits payable	(61)	124	19
Net cash used in operating activities	(55,327)	(162,439)	(25,132)

Cash flows from investing activities:
Restricted cash	1,839	—	—
Purchases of property and equipment	(20,182)	(26,685)	(4,128)
Placement/rollover of matured time deposits	—	(139,415)	(21,570)
Uplift of matured time deposits	—	120,000	18,566
Providing loans	—	(30,500)	(4,719)
Receipt of loan principals	—	10,700	1,655
Net cash used in investing activities	(18,343)	(65,900)	(10,196)

Cash flows from financing activities:
Restricted cash - customers deposits	3,060	8,438	1,305
Payment of initial public offering cost	(10,775)	(1,315)	(203)
Proceeds from issuance of ordinary shares	557,458	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	647	571	88
Share repurchases	—	(14,822)	(2,293)
Capital contribution from non-controlling interest holders	—	2,350	364
Net cash provided by (used in) financing activities	550,390	(4,778)	(739)
Effects of foreign exchange rate changes on cash and cash equivalents	(2,429)	(3,648)	(564)
Net increase (decrease) in cash and cash equivalents	474,291	(236,765)	(36,631)
Cash and cash equivalents at the beginning of the period	334,589	520,647	80,552
Cash and cash equivalents at the end of the period	808,880	283,882	43,921

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IFM INVESTMENTS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.               THE COMPANY AND BASIS OF PRESENTATION

a)              The accompanying unaudited interim condensed consolidated financial statements of IFM Investments Limited (the “Company”) and its subsidiaries of the Company (collectively referred to as the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, the condensed balance sheet data as of December 31, 2010 was derived from audited financial statements, but it does not include all of the information and footnotes required by US GAAP for annual financial statements.

The Group’s interim condensed consolidated financial statements included the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Group’s condensed consolidated financial statements for the six months ended June 30, 2010 and 2011. The preparation of these condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full year.

On December 30, 2009, in preparation for the intended IPO, the shareholders and Board of the Company approved resolutions effecting certain amendments to the authorised and issued share capital to effect a 10-for-one split of the Company’s share capital pursuant to which each ordinary share, Series A and Series B convertible preferred share of the Company was subdivided into 10 shares at a par value of US$0.001 per share. All share and per share amounts presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of the share split.

On February 2, 2010, upon the closing of the public offering, certain amendments to the authorised and issued share capital became effective as follows:

(i)                     Increased the authorised share capital of the Company from US$1,325,114 divided into 1,013,746,760 ordinary shares, 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares to US$3,333,000 divided into 3,021,632,730 ordinary shares, 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares by the creation of an additional 2,007,885,970 ordinary shares;

(ii)                  Reorganized the share capital such that the total authorised share capital of the Company of 3,333,000,000 shares of a nominal or par value of US$0.001 each being reclassified and redesignated into 3,133,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”), 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”) and 100,000,000 preferred shares of a nominal or par value of US$0.001 each (the “Preferred Shares”);

(iii)               Converted all of the then currently issued and outstanding 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares into 238,842,277 Class A Ordinary Shares; and

(iv)              Re-designated all of the then issued and outstanding ordinary shares into Class A Ordinary Shares on a one to one basis and further re-designated 80,502,938 of the then issued and outstanding Class A Ordinary Shares registered in the name of Goldman Sachs Strategic Investments (Asia) L.L.C. into 80,502,938 Class B Ordinary Shares. In May 2011, Goldman Sachs Strategic Investments (Asia) L.L.C. converted all of its 80,502,938 Class B Ordinary Shares into 80,502,938 Class A Ordinary Shares.

The Company’s subsidiaries are principally engaged in franchising the CENTURY 21® brand name and operation systems to regional sub-franchisees and outlet stores (collectively “franchisees”) that are independently-owned and operated. The Company provides operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Specifically, the Company and its subsidiaries operate in the following businesses:

(i)                      Company-owned Brokerage Services — operates a full-service real estate brokerage business under the CENTURY 21® brand name in the People’s Republic of China (“PRC”).

(ii)                   Mortgage Management Services—provides real estate mortgage brokerage and comprehensive advisory services in connection with the selection, application for and procurement of mortgage products to banks and home buyers, with part of these services provided in connection with the Company’s real estate brokerage services business. Commencing from the third quarter of 2010, the Company also began to offer entrusted loans to consumers, with terms ranging from two to twelve months, which are secured with the borrowers’ mortgage-free properties.

(iii)               Franchise Services—franchises the CENTURY 21® brand name and operation system in the PRC. On March 22, 2000, IFM Company Limited (“IFM Co.”), one of the wholly-owned subsidiaries of the Company, entered into an arrangement, a Restated Century 21 International Subfranchise Agreement For the People’s Republic of China (“Master Franchise Agreement”), with Cendant Global Services B.V. (“Cendant”), the owner of the CENTURY 21® brand, to acquire the exclusive right to use the CENTURY 21® brand and operation system in the PRC, from year 2000 to 2025 and is extendable at the Group’s election for unlimited additional terms of 25 years upon payment of renewal fees of US$4.5 million for each renewal. Cendant Corporation, Cendant’s parent company, subsequently restructured their business and spun off Cendant into Realogy. As part of this spin-off, Cendant assigned its rights under the Master Franchise Agreement to Realogy.

(iv)              Primary and Commercial Services—comprises three business units, two are to provide primary real estate agency services to residential and commercial real estate developers, and the other is to provide planning, consulting and brokerage services to commercial property developers.

As of June 30, 2011, the Company’s subsidiaries and equity investments are listed below.

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
Subsidiaries
1	IFM Company Ltd. (“IFM Co.”)	Oct 4, 1999	Cayman Islands	100%	Subsidiary	Holding franchise right

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
2	Beijing Aifeite International Franchise Consulting Company Ltd. (“IFM Beijing”)	Mar 1, 2000	PRC	100%	Subsidiary	Real estate franchising
3	City Integrated Residential Services (China) Limited (“CIR”)	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
4	Shanghai Yaye Real Estate Brokerage Co., Ltd. (“IFM SH”)	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
5	CIR Real Estate Consultant (Shenzhen) Co., Ltd. (“Shenzhen CIR”)	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
6	Genius Nation Investments Ltd. (“Genius”)	May 18, 2006	British Virgin Islands	100%	Subsidiary	Investment holding
7	Shanghai Ruifeng Real Estate Investments Consultant Co.,Ltd. (“Shanghai Ruifeng”)	Sep 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
8	Beijing Anxinruide Real Estate Brokerage Co., Ltd. (“Beijing Anxin”)	Oct 19, 2006	PRC	100%	Subsidiary	Real estate brokerage service
9	Shanghai Anshijie Real Estate Consultant Co. Ltd. (“Anshijie”)	Nov 28, 2006	PRC	100%	Subsidiary	Investment holding
10	Beijing Kaishengjinglue Guarantee Co., Ltd. (“MMC BJ”)	Aug 13, 2007	PRC	100%	Subsidiary	Real estate mortgage brokerage service

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
11	Kaishengjinglue (Shanghai ) Investment Consultant Management Co. Ltd. (“MMC SH”)	Apr 8, 2008	PRC	100%	Subsidiary	Real estate mortgage brokerage service
12	Beijing IFM International Real Estate Brokerage Co., Ltd. (“IFM BJ Broker”)	May 27, 2008	PRC	100%	Subsidiary	Real estate franchising
13	Beijing IFM Investment Managements Limited (“IFM BJ Inv”)	Sep 27, 2008	PRC	100%	Subsidiary	Investment holding
14	Shanghai Ruifeng Investment Managements Limited (“Ruifeng Inv”)	Nov 20, 2008	PRC	100%	Subsidiary	Real estate brokerage service
15	Beijing Huachuangxunjie Technology Co., Ltd. (“Huachuang”)	July 16, 2009	PRC	100%	Subsidiary	Software development and licensing
16	Business Vision Management Consultants Limited (“BVMC”)	Sep 18, 2009	HK	85%	Subsidiary	Investment holding
17	Beijing Kaichenghuaxin Investment Consultants Limited (“PRI”)	Oct 20, 2009	PRC	70%	Subsidiary	Primary residential properties market advisory service
18	Beijing Xinrui Shijiao Business Managements Consultant Co., Ltd. (“COM”)	Jan 4, 2010	PRC	85%	Subsidiary	Commercial properties market advisory service

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
19	Shenzhen Kaian Investments Guarantee Co. Ltd (“Kaian”)	Mar 10, 2010	PRC	100%	Subsidiary	Real estate mortgage brokerage service
20	Tianjin Shiji TianRe Investment Management Company Ltd. (“TianRe Co., Ltd.”)	Jul 21, 2010	PRC	65%	Subsidiary	Fund management
21	Chengdu Yize Real Estate Brokerage Co., Ltd. (“IFM CD”)	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
22	Chengdu Yichuan Real Estate Brokerage Co., Ltd. (“Chengdu Yichuan”)	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
23	Chengdu Yidao Real Estate Brokerage Co., Ltd.(“MMC CD”)	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
24	SG International Investments Limited (“Beijing Shanggu”)	Jan 25, 2011	Cayman Islands	55%	Subsidiary	Primary real estate agency service
25	Beijing Hui Jin Mortgage Limited Company (“Hui Jin”)	Sep 10, 2009	PRC	100%	Subsidiary	Real estate mortgage brokerage service
26	SG Strategic Investments (Hong Kong) Limited (“SG HK”)	Feb 23, 2011	HK	55%	Subsidiary	Investment holding

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
27	Beijing Kudiantongfang Technology Co., Ltd. (“Kudian”)	Apr 6, 2011	PRC	100%	Subsidiary	Software development and licensing
28	GuangZhou Anshijie Real Estate Brokerage Co., Ltd. (“GZASJ”)	Jun 10, 2011	PRC	100%	Subsidiary	Real estate brokerage service
29	Sichuan Ruichangyuan Investment management Co., Ltd. (“CD Ruichuangyuan”)	Jun 30, 2011	PRC	100%	Subsidiary	Investment and management consulting
30	Beijing SG New Century Consulting Service Company	May 19, 2011	PRC	55%	Subsidiary	Primary real estate agency service

VIE
1	Beijing Huaxing Tianye Investment Management Co., Ltd (“Huaxing”)	Sept 6, 2010	PRC	100%	VIE	Investment management
2	Beijing Rongzhong XingyeInvestment Co., Ltd (“Rongzhong”)	Sept 6, 2010	PRC	100%	VIE	Investment management
3	Beijing Longhe Weiye Real Estate Brokerage Co., Ltd. (“Anxin Inv”)	Nov 24, 2010	PRC	100%	VIE	Real estate brokerage service

Equity Investments
1	Shaanxi Lide Industry Investments Co., Ltd. (“Xian”)	Dec 12, 2006	PRC	10%	Investment under the equity method	Real estate franchising

	Name	Date of Incorporation	Place of Incorporation	% of Direct or Indirect Economic Ownership held by the Company	Relationship with the Company	Principal activity
2	Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership (“Fund Management Partnership”)	July 21, 2010	PRC	65.35%	Investment under the equity method	Fund management
3	Tianjin Shiji TianRe Equity Fund Limited Partnership (“TianRe Fund I”)	Aug 19, 2010	PRC	3.61%	Investment under the equity method	Fund investment

b)             Liquidity

The Group incurred a net loss of approximately RMB67.4 million in the six months ended June 30, 2010, and a net loss of approximately RMB167.4 million for the six months ended June 30, 2011, and the net cash used in operating activities was approximately RMB55.3 million for the six months ended June 30, 2010, and the net cash used in operating activities was approximately RMB162.4 million for the six months ended June 30, 2011. Accumulated deficit was RMB301.9 million and RMB467.9 million as of December 31, 2010 and June 30, 2011, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements for the six months ended June 30, 2010 and 2011 are consistent with those set out in the audited consolidated financial statements for the year ended December 31, 2010, except for the new policies adopted with respect to non-controlling interests and net income (loss) per share and per ADS described in notes 2(d) and 2(e) below.

a)              Convenience translation

Translations of amounts from RMB into US$ as of and for the period ended June 30, 2011, are solely for the convenience of the reader and were made at a rate of RMB6.4635 to US$1.00 which is the noon buying rate on June 30, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2011, or at any other rate.

b)             Recent accounting pronouncements

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on the “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance should be applied retrospectively and effective for interim or annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. This guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance is applicable for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

c)              Fair value measurements

The Group’s financial instruments include cash and cash equivalents, cash in bank-time deposits, restricted cash, accounts receivable, amounts due from/to related parties, loans receivable, equity investments, accounts payable, financial guarantees, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate their fair values. The Group measures its time deposits at fair value. A three-tier hierarchy is established which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—include other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Group values time deposits using quoted prices for securities with similar characteristics and other observable input. Accordingly, the valuation techniques are classified as Level 2.

Contingent consideration payable and redeemable non-controlling interest arose from the acquisition of Beijing Shanggu (note 2(d) and 5), and were valued based on estimated outcomes of the contingency and their probabilities. The Group classifies the valuation techniques that use these inputs as Level 3.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2010 and June 30, 2011:

		Fair value measurement at reporting date using
Items	As of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits with maturities of three months or less	60,171,366	—	60,171,366	—
Cash in bank-time deposits:
Time deposits with maturities over three months	120,000,000	—	120,000,000	—
Total	180,171,366	—	180,171,366	—

		Fair value measurement at reporting date using
Items	As of June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits with maturities of three months or less	85,753,442	—	85,753,442	—
Cash in bank-time deposits:
Time deposits with maturities over three months	139,414,800	—	139,414,800	—
Contingent consideration payable:
Contingent consideration payable over one year	69,943,000	—	—	69,943,000
Redeemable non-controlling interest	67,320,909	—	—	67,320,909
Total	362,432,151	—	225,168,242	137,263,909

Contingent consideration payable

The following summarizes the Group’s contingent consideration payable as of June 30, 2011 (in RMB thousands):

Balance as of December 31, 2011	—
Total gains or losses for the period	—
Purchases, sales, issuances, and settlements (net)	69,943,000
Transfers in and/or out of Level 3	—
Balance as of June 30, 2011	69,943,000

The fair value of contingent consideration payable was established using a form of the income approach. The inputs to the valuation model and major assumptions are as follows:

•                  Collected cash to revenue ratio

•                  The probability of best case, base case and worse case

•                  Discount rate

The fair value of redeemable non-controlling interest was established using a form of the income approach. The inputs to the valuation model and major assumptions are as follows:

•                  Current value of the underlying stock

•                  Strike price

•                  Life to expiration

•                  Risk-free interest rates

•                  Standard Derivation

•                  Dividend yield

•                  Discount rate

d)             Non-controlling interests

Non-controlling interests represent the equity interests in the Group’s subsidiaries that are not attributable, either directly or indirectly, to the Group. Prior to January 1, 2009, if the carrying value of the non-controlling interests’ equity of the subsidiaries is reduced to zero, the subsidiaries’ losses were no longer allocated to the non-controlling interests.

On June 14, 2011, the Company initially acquired 55% of the equity interest of Beijing Shanggu with a plan to acquire another 35% between 2014 and 2019, which is considered a put right. The portion of the non-controlling interest that can be put to the Company is accounted for as a mandatorily redeemable security because redemption is outside of the Company’s control and is reported in the mezzanine equity section as redeemable non-controlling interest in the unaudited condensed consolidated balance sheets at June 30, 2011. The exercise price of this put right is calculated using a formula based on the future net profits of Beijing Shanggu. The fair value of the non-controlling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when this portion of non-controlling interest becomes redeemable, any subsequent changes in the redemption value will be recognized immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. Subsequent to June 30, 2014, when the non-controlling interest becomes redeemable, its carrying amount will be adjusted to the maximum redemption value as of the balance sheet date for each period end. These adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value in the calculation of the Group’s net loss per share using the two-class method (notes 2(e) and 10).

As of June 30, 2011, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 35% of the net assets of TianRe Co., Ltd. held by Everising and Mr. Kevin Yung and 45% of the net assets of Beijing Shanggu held by Mr. Wu Jiang, of which 10% is redeemable.

e)              Net income (loss) per share and per ADS

The change in the carrying value of the redeemable NCI is reflected in the Group’s net income (loss) per share and per ADS using the two-class method at the consolidated level. Periodic adjustments to recognize changes in redemption value are reflected only to the extent of any excess of the redemption value over fair value.

3.               ACCOUNTS RECEIVABLE

The following summarizes the Group’s accounts receivable as of December 31, 2010 and June 30, 2011 (in RMB thousands):

	December 31,	June 30,
	2010	2011
Accounts receivable	60,966	73,196
Less: Allowance for doubtful accounts	(10,367)	(12,819)
	50,599	60,377

The following table sets out the movements of the allowance for doubtful accounts for the year ended December 31, 2010 and for the six months ended June 30, 2011 (in RMB thousands):

	Year ended December 31,	Six Months Ended June 30,
	2010	2011
Balance at beginning of the period	(8,252)	(10,367)
Charged to costs and expenses	(9,041)	(4,934)
Write-off of receivable balances and corresponding provisions	6,926	2,482
Balance at end of the period	(10,367)	(12,819)

4.               LOANS RECEIVABLE

The Group adopted the accounting guidance on disclosures about the credit quality of loan receivables and the allowance for credit losses as of January 1, 2011. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

These pools of loans are  evaluated  for loss exposure based upon historical loss rates for each of  these  classes  of  loans,  adjusted  for  qualitative  factors.  These qualitative risk factors include:

a)               Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

b)              Nature and volume of the portfolio and terms of loans.

c)               National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

d)              Experience, ability, and depth of lending management and staff.

e)               Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.

f)                 Quality of the Company’s loan review system, and the degree of oversight by the Company’s Board of Directors.

g)              Existence and effect of any concentrations of credit and changes in the level of such concentrations.

h)              Effect of external factors, such as competition and legal and regulatory requirements.

The Group performs regular assessments on any potential losses associated with its entrusted loans. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. No impairment of loans receivable was recognized for the six months ended June 30, 2011.

The following summarizes the Group’s loans receivable as of December 31, 2010 and June 30, 2011 (in RMB thousands):

	December 31,	June 30,
	2010	2011
Loans receivable	12,732	32,834
Less: impairment	—	—
Total	12,732	32,834

5.               BUSINESS COMBINATIONS

On June 14, 2011, the Company completed its acquisition of SG International Investments Limited (“Beijing Shanggu”) which is a business engaged in primary real estate agency services and will allow the Company to enlarge its market share. The Company initially acquired 55% of the equity interest of Beijing Shanggu with a plan to acquire another 35% between 2014 and 2019, which is considered a put right (note 2(d)). The exercise price of this put right is calculated using a formula based on the future net profits of Beijing Shanggu. Pursuant to the acquisition agreement, the total initial purchase consideration is estimated to be approximately RMB94.9 million which is based on projected future net income between 2011 and 2019. The Company made an initial acquisition payment of approximately RMB 25 million in July 2011 with the remaining purchase consideration of the first 55% of equity stake payable between 2012 and 2015. The contingent payment was recognized as a liability on the acquisition date based on its fair value, which was estimated to be approximately RMB 69.9 million based on the projected future net income of Beijing Shanggu between July 2011 and June 2013. The contingent consideration payable will be marked to its fair value each reporting period through earnings.

	Amount	Estimated Useful life
Net tangible liabilities acquired	—

Intangible assets acquired:
Brand name	45,214	Indefinite
Customer relationships	13,811	7 years
Goodwill	128,705
Redeemable non-controlling interest	(67,185)
Non-controlling interest	(10,846)
Deferred tax liabilities	(14,756)
Total purchase consideration	94,943

The amortizable intangible assets have estimated useful lives of 7 years. Goodwill represents unidentifiable intangible assets, which is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill is attributable to the significant synergies expected to arise after the Company’s acquisition of Beijing Shanggu. The Group did not incur any impairment loss on goodwill for any of the periods presented.

By June 30, 2011, the Company and the non-controlling interest shareholder, Mr. Wu Jiang, had made an additional capital contribution of RMB 2.8 million and RMB 2.4 million respectively to Beijing Shanggu in accordance with their voting interests at the time.

Prior to the acquisition, Beijing Shanggu did not prepare its financial statements under accounting principles generally accepted in the United States of America. The Company is currently working to obtain the necessary financial records to prepare the pro forma consolidated financial information reflecting the results of operations of Beijing Shanggu as if it had been acquired on January 1, 2010 in accordance with the disclosure requirements of US GAAP.

Subsequent to the acquisition, as of June 30, 2011, Beijing Shanggu had generated RMB1.3 million in revenue from its primary agent service business and had net income of RMB0.4 million.

6.               GOODWILL

The following summarizes the changes in goodwill allocated to the Group’s reportable segments as of December 31, 2010 and June 30, 2011 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Primary and commercial services	Total
Balance as of January 1, 2010	7,911	1,370	—	9,281
Acquisitions	—	7,326	—	7,326
Balance as of December 31, 2010	7,911	8,696	—	16,607
Acquisitions	—	—	128,705	128,705
Balance as of June 30, 2011	7,911	8,696	128,705	145,312

7.               INTANGIBLE ASSETS, NET

The following summarizes the Group’s intangible assets as of December 31, 2010 and June 30, 2011 (in RMB thousands):

	CENTURY21®
	Franchise Rights	Customer Relationships	Real estate listing databases	Trademark	Brand Name	Sub-franchisee base	Mortgage credit license	Total
Cost	41,757	949	541	403	—	—	—	43,650
Accumulated amortization	(15,338)	(262)	(165)	(60)	—	—	—	(15,825)
Balance as of December 31, 2009	26,419	687	376	343	—	—	—	27,825
Additions	6,990	—	—	—	—	2,044	—	9,034
Amortization	(1,782)	(95)	(54)	(40)	—	—	—	(1,971)
Balance as of December 31, 2010	31,627	592	322	303	—	2,044	—	34,888
Additions	—	13,811	—	—	45,214	—	6,666	65,691
Amortization	(1,174)	(48)	(27)	(20)	—	(352)	(179)	(1,800)
Balance as of June 30, 2011	30,453	14,355	295	283	45,214	1,692	6,487	98,779

The Group recorded approximately RMB1.0 million and RMB1.8 million of amortization for intangible assets for the six months ended June 30, 2010 and 2011, respectively. There was no impairment loss on intangible assets for any of the periods presented.

8.               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,	June 30,
	2010	2011

Salaries, commission and welfare payable	71,623	74,458
Other taxes payable	26,102	23,984
Royalty fees payable	1,692	2,371
Third party deposits	28,746	20,878
Advance from customers	434	1,537
Professional fees payable	16,059	8,618
Consideration payable	1,587	25,236
Other current liabilities	16,793	28,908
Total	163,036	185,990

9.               REDEEMABLE NON-CONTROLLING INTEREST

The following table reconciles redeemable, non-controlling interest as of December 31, 2010 and June 30, 2011(in RMB thousands):

Redeemable non-controlling interest
Balance as of December 31, 2010	—
Acquisition of non-controlling interest	67,185
Net income	136
Balance as of June 30, 2011	67,321

10.         INCOME TAXES

Taxation in the Cayman Islands and the British Virgin Islands

Neither the Cayman Islands nor the British Virgin Islands currently levies taxes on individuals or corporations based upon profits, income, gains or appreciation. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

The Company and IFM Co. are tax-exempted companies incorporated in the Cayman Islands. Genius is a tax-exempted company incorporated in the British Virgin Islands.

Taxation in Hong Kong

CIR is subject to income tax rate 16.5% in 2010 and 2011, respectively.

BVMC is subject to income tax rate of 16.5% in 2010 and 2011, respectively.

PRC Corporate Income Tax

In accordance with the CIT Law, IFM Beijing, IFM SH, Beijing Anxin, MMC BJ, MMC SH and PRI are subject to the income tax rate of 25% for the years 2010 and 2011. Xinrui Shijiao and Kaian are subject to the income tax rate of 25% for the year 2010.

As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 22% and 24% in 2010 and 2011, respectively.

In October 2009, Huachuang obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2009 was the first year with taxable income.

The provision for income tax is as follows (in RMB thousands):

	Six Months Ended
	June 30, 2010	June 30, 2011

Income tax provision:
Current	2,600	2,614
Deferred	(14)	(198)
Total	2,586	2,416

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2010 and June 30, 2011 (in RMB thousands):

	December 31,	June 30,
	2010	2011

Current
Deferred tax assets:
Allowance for doubtful accounts	2,525	2,940
Deferred revenue	1,071	797
Accrued expense and payroll	19,939	22,359
Total deferred tax assets	23,535	26,096
Less: Valuation allowance	(23,535)	(26,096)

	December 31,	June 30,
	2010	2011

Non-current
Deferred tax assets:
Net operating loss carry forwards	32,001	67,991
Intangible assets and property and equipment	7,092	6,451
Total deferred tax assets	39,093	74,442
Less: Valuation allowance	(39,093)	(74,442)

Deferred tax liabilities:
Intangible assets and property and equipment	(1,803)	(18,028)
Net deferred tax liabilities	(1,803)	(18,028)

11.         NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the six months ended June 30, 2010 and 2011 (in RMB thousands):

	Six Months Ended
	June 30, 2010	June 30, 2011

Numerator:
Net loss attributable to IFM Investments Limited	(66,507)	(166,082)
Accretion of Series A Preferred Shares	(381)	—
Accretion of Series B Preferred Shares	(832)	—
Numerator for basic and diluted net loss per share	(67,720)	(166,082)

Denominator:
Weighted-average shares - basic	622,770	668,920
Weighted averages shares - diluted	622,770	668,920
Net loss per share - basic	(0.11)	(0.25)
Net loss per share - diluted	(0.11)	(0.25)

Net income for the six months ended June 30, 2010 has been allocated to the ordinary shares and preferred shares based on their respective rights to share in dividends.

* The potentially dilutive securities were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive.

12.         SHARE-BASED COMPENSATION

On August 18, 2006, and as amended and restated on October 19, 2007 and February 1, 2008, the Company adopted the 2006 Stock Incentive Plan and the Amended and Restated 2006 Stock Incentive Plan (the “Plan”) under which 52.5 million shares have been authorized for issuance.

On July 12, 2010, the Company granted 2,500,000 share options to certain employees. One-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of this Option Agreement.

On December 16, 2010, the Company granted 2,750,000 share options to certain employees. One-half (1/2) of the share options shall vest and become exercisable on the first anniversary date of the Effective Date of this Option Agreement, with the remaining share options vesting on each of the following four quarters.

The exercise price for the purchase of Option Shares upon the exercise of all or any portion of the Option shall be the Fair Market Value price per Share on the date of grant as determined by the Administrator in its sole discretion. The Fair Market Value is provided by an independent third-party valuer at each of the share options’ grant dates prior to the Company’s IPO and is determined based on the Company’s share price on each grant date subsequent to the Company’s IPO. The term of the share options is five years from the grant date.

The following table summarizes the Group’s share options activities as of and for the six months ended June 30, 2011:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2010	5,576,880	43,300,857	0.15
Share options cancelled/forfeited	200,000	(200,000)	0.08
Share options exercised	—	(977,581)	0.09
Balance as of June 30, 2011	5,776,880	42,123,276	0.15

The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of June 30, 2011:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices	Number of options outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of options outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
(US$)		(In years)	(US$)		(In years)	US($)
0.08	640,536	2.12	0.08	640,536	2.12	0.08
0.11-0.12	9,894,436	1.09	0.11	9,894,436	1.09	0.11
0.13	23,488,304	1.12	0.13	23,421,637	1.11	0.13
0.25-0.29	4,950,000	4.27	0.27	—	—	—
0.32-0.33	3,150,000	3.17	0.33	1,979,167	3.13	0.33
	42,123,276	1.65	0.15	35,935,776	1.24	0.13

13.         EMPLOYEE BENEFIT PLANS

The Group participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the companies to pay to the local labor bureau a monthly contribution at a stated

contribution rate based on the monthly basic compensation of qualified employees. The relevant labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The PRC government is directly responsible for the payments of the benefits to these employees.

The total contributions for such employee benefits were approximately RMB14.8 million and RMB24.9 million for the six months ended June 30, 2010 and 2011, respectively.

14.         COMMITMENTS AND CONTINGENCIES

a)              Contractual obligations with franchisees

The Group establishes franchise arrangements with franchisees in the PRC to grant trademark of “CENTURY 21®” for a contractual period and receives recurring franchise fees throughout the period. The Group is obligated to provide ongoing support to franchisees for the operation of “CENTURY 21®” system and provide operational guidance and training to franchisees.

b)             Operating lease commitments

The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the six months ended June 30, 2010 and 2011 were RMB52.7 million and RMB92.5million, respectively.

Future minimum lease payments under these non-cancellable operating lease agreements are as follows (in RMB thousands):

The remainder of 2011	80,040
2012	135,788
2013	84,224
2014	36,343
2015	16,883
2016	2,511
Total	355,789

c)              Contingent guarantee obligations

The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. The Group measures its financial guarantees based on their fair values. The fair value of the financial guarantees as of December 31, 2010 and June 30, 2011 were immaterial.

If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, the Group may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property. As of December 31, 2010 and

June 30, 2011, the contingent guarantee obligations of the Group remained approximately RMB0.9 million.

The Group has not been required to pay any amounts with respect to its guarantee services since the commencement of this business. The Group performs a regular assessment on any potential losses associated with the interim financial guarantees based on the payment status of the guaranteed loans. The Group did not accrue for any estimated loss associated with the interim guarantees as of December 31, 2010 and June 30, 2011.

d)             Minimum service fees

The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB646,000) or an amount calculated by multiplying US$500 (approximately RMB3,000) by the number of sales offices in the Group’s CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

The remainder of 2011	—
2012	646
2013	646
2014	646
2015	646
2016	646
Thereafter	5,332
Total	8,562

e)              Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position or results of operations. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

15.         RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Group:

Related Parties	Relationships with the Group

Xian	Investment under the equity method
Fund Management Partnership	Investment under the equity method
TianRe Fund I	Investment under the equity method

Mr. Kevin Yung, Executive Vice President and Director of the Company, owns 10% equity interests in TianRe Co., Ltd., which is the partner of Fund Management Partnership.

As of December 31, 2010 and June 30, 2011, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,	June 30,
	2010	2011

Amounts due from related parties
Fund Management Partnership	1,338	—
Xian	372	170
Total amounts due from related parties	1,710	170

Amounts due to related parties
Fund Management Partnership	11	16
Xian	250	250
Total amounts due to related parties	261	266

The amounts due from Fund Management Partnership related to interest-free advances to Fund Management Partnership during its start-up.

The amounts due from Xian related to royalty fees receivable. The amounts due to Xian related to security deposits for franchise rights placed with the Group.

Any intercompany gain and losses arising from transactions with the equity investees are eliminated on consolidation.

16.         VARIABLE INTEREST ENTITIES

To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Beijing Rongzhong Xingye Investment Management Company Ltd., and Beijing Huaxing Tianye Investment Management Company Ltd which are VIEs consolidated by the Company (“VIEs”). On September 8, 2010, the Company entered into agreements whereby the VIEs would acquire a company based in Beijing with a license to offer consumer loans with properties as collateral. On November 24, 2010, the company established an entity in Beijing, China, Longhe Weiye Real Estate Brokerage Co., Ltd. to enlarge its real estate business in Beijing.

The Group adopted FASB guidance on consolidating VIEs which require certain VIEs to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among MMC BJ, the VIEs, and their shareholders and concluded that MMC BJ is the primary beneficiary of the VIEs as MMC BJ is entitled to substantially all the economic risks and rewards of the VIEs, and has the power to direct the activities that most significantly impact the VIEs. As a result, these VIEs’ results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of June 30, 2011, the total assets of the consolidated VIEs were RMB87.6 million, mainly comprising cash and cash equivalents and prepaid expenses and other current assets. As of June 30, 2011, the total liabilities of the consolidated VIEs were RMB45.5 million, mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary.

The consolidated VIEs are directly owned by certain executive officer and employees of the Group. Capital for these VIEs was funded by the Group through loans provided to those executive officer and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.

Under contractual agreements with the Group, those executive officer and employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those executive officer and employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of June 30, 2011 the aggregate amount of these loans was RMB47.5 million.

As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company will conduct certain business in the PRC through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

17.   SEGMENT INFORMATION

	For the six months ended June 30, 2010 (In RMB thousands)
	Company-
	Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total

Revenue from external customers	199,504	9,702	13,410	67	—	222,683
Commissions and other agent related costs	(129,751)	(363)	(3,125)	(714)	—	(133,953)
Operating cost	(77,144)	(3,714)	(945)	(948)	(17)	(82,768)
Selling, general and administrative expenses	(35,413)	(6,594)	(4,542)	(2,082)	(27,067)	(75,698)
Loss (income) from operations	(42,804)	(969)	4,798	(3,677)	(27,084)	(69,736)
Net (loss) income	(37,413)	(2,519)	3,753	(3,673)	(27,566)	(67,418)

	For the six months ended June 30, 2011 (In RMB thousands)
	Company-
	Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non- allocated	Total

Revenue from external customers	260,151	16,193	12,412	16,862	194	305,812
Commissions and other agent related costs	(206,677)	(903)	(3,687)	(8,795)	—	(220,062)
Operating cost	(135,860)	(5,168)	(893)	(5,246)	(126)	(147,293)
Selling, general and administrative expenses	(56,290)	(7,265)	(5,795)	(7,223)	(30,250)	(106,823)
Loss (income) from operations	(138,676)	2,857	2,037	(4,402)	(30,182)	(168,366)
Net (loss) income	(136,803)	1,292	1,118	(4,531)	(28,499)	(167,423)

All of the Group’s revenues from external customers are generated in the PRC.

18.         SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, with no other material event or transaction needing recognition or disclosure found.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By:	/s/ Kevin Cheng Wei
Name:	Kevin Cheng Wei
Title:	Chief Financial Officer

Dated:  October 14, 2011